ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 26 JUNE 2008	OTCBB Code: OBTLY

ORBITAL GAS PRODUCTS LAUNCHED IN SYDNEY WITH COMPLETION OF BORAL ALTERNATIVE FUEL SYSTEMS ACQUISITION

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Orbital Corporation completes acquisition of Sydney-based Tier 1 LPG fuel systems supplier, Boral Alternative Fuel Systems, for A$1.6 million.

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Business to commence trading as Orbital Gas Products (OGP).

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Acquisition is part of Orbital’s go-forward strategy to expand into gaseous fuels businesses.

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Low-risk entry to rapidly growing Australian and New Zealand alternative fuel system markets.

SYDNEY, AUSTRALIA – 26 June 2008 – International clean energy technology group, Orbital Corporation Limited (ASX: OEC – “Orbital”), is pleased to advise that it has completed the acquisition of the leading Sydney-based LPG fuel systems supplier, Boral Alternative Fuel Systems (“BAFS”), with the business to commence trading as “Orbital Gas Products”.

The acquisition of BAFS – which is a Tier One supplier to the global automotive group, Ford Motor Corporation – marks a significant expansion by Orbital into the rapidly growing Australian and New Zealand alternative fuel system markets

All conditions precedent have been satisfied and Orbital Corporation officially completed the acquisition of the BAFS operation, located in Arndell Park in Sydney’s western suburbs today.

The business, which currently generates annual revenue of approximately A$6 million, will trade under the new name “Orbital Gas Products” (OGP) and is expected to be earnings per share accretive for Orbital.

Luke Colzato, Manager for Boral Alternate Fuel Systems, said: “The staff and I are excited about the change and we are looking forward to joining the Orbital team today.  Orbital brings the engine and fuel systems experience required to successfully introduce greenhouse friendly reliable Euro IV Autogas systems to the OEM’s and Aftermarket businesses.”

Commenting on the acquisition, Orbital’s CEO, Mr Terry Stinson, said: “The acquisition of the BAFS LPG systems supply business to our portfolio is part of our strategy to grow the Orbital business through acquisitions that focus on improving the environment and helping our customers save energy.

“The combination of vast quantities of readily available LPG, the Federal Government subsidy for the conversion of petrol based fuel systems to LPG and the increasing price of petrol are creating a strong market pull for an improved LPG product line.  Using Orbital’s engine and fuel system knowledge and experience, combined with the Boral acquisition, we will be able to expand our revenue base, increase profits and secure better returns for our shareholders,” he continued.

“Through OGP, Orbital will continue to deliver innovative, energy efficient, environmentally friendly engine and related technologies and in future secure a significant position in the alternative fuels market,” he added.

ENDS

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

CONTACTS	Australia: Mr Terry Stinson CEO Tel: +61 (8) 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au